[redacted]

13026067

MMISSION

SEC Mail Processing Section DEC 26 2013 Washington DC 408

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39947 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2012 (MM/DD/YY) AND ENDING 10/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Bank of Canada Financial Inc.

| OFFICIAL USE ONLY |
|---|
| 22698 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street, 31st Floor
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul E. Morris 212-632-8877
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

| 1 Place Ville Marie, Suite 3000 | Montreal | Province of Quebec, Canada | H3B 4T9 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

NG 12/27

12/30/13

KW 12/30/13

# OATH OR AFFIRMATION

I, Paul E. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Bank of Canada Financial Inc., as of October 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE LENNON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LE6236390
Qualified in Kings County
Commission Expires February 28, 2015

DL
12/13/13

Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Consolidated statement of financial condition as of October 31, 2013 and independent auditor's report and supplemental report on internal control*

# NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

*(SEC I.D. No. 8-39947)*

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document.

# NATIONAL BANK OF CANADA FINANCIAL INC.
# AND SUBSIDIARIES
## Table of Contents

Deloitte.

Deloitte LLP
1, Place Ville Marie
Bureau 3000
Montréal QC H3B 4T9
Canada

Tél. : 514-393-7115
Téléc. : 514-390-4116
www.deloitte.ca

# Independent Auditors' Report

To the Board of Directors and Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated statement of financial condition of National Bank of Canada Financial Inc. and subsidiaries (the "Company") as of October 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*.

*Management's Responsibility for the Consolidated Financial Statement*

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. and subsidiaries as of October 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte LLP [1]

December 18, 2013

[1] CPA auditor, CA, public accountancy permit No. A104630

# NATIONAL BANK OF CANADA FINANCIAL INC.
# AND SUBSIDIARIES
## Consolidated Statement of Financial Condition
**As of October 31, 2013**
**(In thousands of U.S. dollars)**

| | $ |
|---|---|
| **Assets** | |
| Cash (Note 4) | **8,536** |
| Cash deposits with a clearing broker-dealer | **200** |
| Receivable from broker-dealers (Notes 3 and 4) | **2,496** |
| Receivable from customers | **1,403** |
| Receivable from related parties (Note 4) | **91,135** |
| Income taxes receivable (Note 9) | **1,703** |
| Securities owned, at fair value (Note 5) | **350,189** |
| Notes receivable (Note 7) | **277** |
| Furniture, equipment and leasehold improvements (Note 8) | **215** |
| Deferred income taxes (Note 9) | **1,258** |
| Prepaid expenses and other assets | **2,136** |
| | **459,548** |
| **Liabilities** | |
| Payable to broker-dealers (Notes 3 and 4) | **1,173** |
| Payable to customers | **1,015** |
| Payable to related parties (Note 4) | **4,186** |
| Income taxes payable (Note 9) | **2,609** |
| Accrued expenses and other liabilities | **13,479** |
| | **22,462** |
| Commitments, guarantees and contingencies (Note 10) | |
| **Stockholder's Equity** (Note 11) | **437,086** |
| | **459,548** |

The accompanying notes are an integral part of this statement of financial condition

**(In thousands of U.S. dollars)**

## 1. Description of the business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and broker-dealers and proprietary trading on active financial markets.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

## 2. Significant accounting policies

*New accounting pronouncements*

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 expands ASC 820's disclosure requirements to include, for any measurements using Level 3 inputs, a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation processes in place and a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. ASU 2011-04 also amends (ASC) ASC20 to require entities to disclose any transfers into and out of Levels 1 and 2. The Company's adoption of this guidance in fiscal 2013 did not have a significant impact on its consolidated financial statement.

*Future accounting pronouncements*

In December 2011 and January 2013 the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, and ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. These ASUs require expanded disclosures for derivative instruments, repurchase and reverse repurchase agreements, and securities lending transactions that are either offset on the statement of financial condition or subject to an enforceable master netting agreement. In part, these disclosures are intended to facilitate comparison of statement of financial condition netting activity between entities that report on the basis of accounting principles generally accepted in the United States of America ("GAAP"), and those that report using the basis of International Financial Reporting Standards.

The Company will adopt ASU 2011-11 and ASU 2013-01 effective November 2013 because these amendments only enhance disclosures and do not change the guidance around when assets and liabilities can be offset. These ASUs are not expected to have a material impact on the Company's consolidated statement of financial condition.

**(In thousands of U.S. dollars)**

## 2. Significant accounting policies (continued)

*Future accounting pronouncements (continued)*

In July 2013, the FASB issued ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* ASU 2013-11 eliminates the option of presenting unrecognized tax benefits as a liability or as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward. An unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the financial statement as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted. As such, ASU 2013-11 will be effective November 1, 2014 for the Company and will be applied prospectively. The Company does not believe the adoption will have a significant impact on the Company's consolidated financial statement.

*Principles of consolidation*

The consolidated financial statement includes the accounts of the Company and its subsidiaries, NBF Securities (USA) Ltd. ("USA Ltd.") and NBF Securities (USA) Corp. ("USA Corp."). The Company owns 77.16% of the common capital stock of USA Ltd. and USA Ltd. owns 100% of the common capital stock of USA Corp. USA Ltd. is a holding company and USA Corp. is a registered broker-dealer under the *Securities Exchange Act of 1934.* All intercompany balances and transactions have been eliminated upon consolidation.

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II FOCUS filing purposes. Accordingly, the accounts of USA Ltd. and USA Corp. are not included in the FOCUS reports filed with the FINRA. The assets, liabilities and stockholders' equity of USA Ltd. and USA Corp. as of October 31, 2013, are as follows:

| | USA Ltd. | USA Corp. |
|---|---|---|
| | $ | $ |
| Total assets | **16,309** | **37,027** |
| Total liabilities | **36** | **5,055** |
| Stockholders' equity | **16,273** | **31,972** |

## 2. Significant accounting policies (continued)

*Basis of presentation*

The preparation of the consolidated financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statement. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments, and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

*Securities transactions*

Proprietary securities transactions are recorded on the trade date, as if they had settled. Securities are recorded at fair value in accordance with FASB (ASC) ASC 820.

Customer securities transactions are reported on a settlement date basis.

*Furniture, equipment and leasehold improvements*

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

| | |
|---|---|
| Furniture | 5 years |
| Computer equipment and software | 2 or 3 years |
| Leasehold improvements | Lesser of terms of leases or estimated useful life |

*Income taxes*

The Company accounts for income taxes in accordance with FASB (ASC) ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the consolidated financial statement, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the consolidated statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

## 2. Significant accounting policies (continued)

*Foreign currency translation*

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

*Derivative financial instruments*

The Company enters into various transactions involving derivative financial instruments, including forward, future and option contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

## 3. Receivable from and payable to broker-dealers

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control.

Amounts receivable from and payable to broker-dealers as of October 31, 2013, consist of the following:

| | Receivable | Payable |
|---|---|---|
| | $ | $ |
| Securities failed-to-deliver/receive | **792** | **1,173** |
| Receivable from/payable to clearing broker-dealers | **1,704** | **-** |
| | **2,496** | **1,173** |

Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

**(In thousands of U.S. dollars)**

## 4. Related party transactions

As of October 31, 2013, amounts receivable from and payable to related parties are as follows:

| | $ |
|---|---|
| Ultimate parent company | |
| Receivable from related parties | |
| Receivable bearing interest at the rate of 0.08% per annum, maturing on November 1, 2013 | **47,600** |
| Receivable bearing interest at the rate of 0.08% per annum, maturing on November 29, 2013 | **13,390** |
| Receivable bearing no interest with no fixed term of payment | **380** |
| Payable to related parties | **1,697** |
| NBFI | |
| Receivable from broker-dealers | **772** |
| Receivable from related parties | **15,926** |
| Payable to broker-dealers | **1,052** |
| Payable to related parties | **2,489** |
| Parent company | |
| Receivable from related parties | **13,839** |

As of October 31, 2013, $8,066 of the Company's cash balance was held in demand deposit bank accounts with the ultimate parent company.

Unless otherwise stated, the amounts receivable from and payable to related parties presented above are unsecured, non-interest bearing and have no fixed terms of payment.

## 5. Securities owned

Securities owned, at fair value, consisted of the following as of October 31, 2013:

| | $ |
|---|---|
| U.S. Treasury Bills | **321,557** |
| Exchange-traded fund shares | **25,974** |
| Investment in a private equity fund | **2,658** |
| | **350,189** |

## 6. Financial instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Securities owned are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of amounts receivable from broker-dealers, customers and related parties. Similarly, the Company's short-term liabilities, consisting of amounts payable to broker-dealers, customers, related parties and accrued expenses and other liabilities are recorded at contracted amounts approximating fair value.

The fair values of the notes receivable are disclosed in Note 7 to the consolidated statement of financial condition.

*Fair value measurement*

FASB (ASC) ASC20 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB (ASC) ASC20, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that the market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(In thousands of U.S. dollars)

## 6. Financial instruments (continued)

*Fair value measurement*

The following table presents the Company's fair value hierarchy for those financial assets measured at fair value on a recurring basis:

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| | $ | $ | $ | $ |
| Financial assets | | | | |
| Securities owned | | | | |
| U.S. Treasury Bills | 321,557 | - | - | 321,557 |
| Exchange-traded fund shares | 25,974 | | | 25,974 |
| Investment in a private equity fund | - | - | 2,658 | 2,658 |
| | 347,531 | - | 2,658 | 350,189 |

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended October 31, 2013.

*Valuation techniques*

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury bills

U.S. Treasury bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury bills are generally categorized in Level 1 of the fair value hierarchy.

(b) Exchange-traded equity securities and exchange-traded funds

Exchange-traded equity securities and exchange-traded funds are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, exchange-traded equity securities and exchange-traded funds are generally categorized in Level 1 of the fair value hierarchy.

(c) Investments in private equity funds

After initial recognition, in determining the fair value of externally managed funds, the Company considers the net asset value of the fund provided by the fund manager to be the best estimate of fair value. Investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy.

## 6. Financial instruments (continued)

*Risk management*

(a) Position risk and interest rate risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's earnings and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit risk and credit risk concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual. As of October 31, 2013, the Company's greatest concentration of credit risk is from a receivable from the ultimate parent company, which amounted to $61,370.

*Derivative financial instruments*

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include future, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers, as applicable.

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the consolidated statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

**(In thousands of U.S. dollars)**

## 6. Financial instruments (continued)

*Derivative financial instruments (continued)*

As of October 31, 2013, the Company had entered into short future contracts with notional amounts totaling $25,909. These future contracts present a net equity value of $1,351 which is included in the balance receivable from broker-dealers on the consolidated statement of financial condition as of October 31, 2013.

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

## 7. Notes receivable

The notes receivable, which comprise a senior note and a subordinated note, have been recorded at cost less any principal repayments. The carrying values of the notes receivable approximate their fair value.

The conditions of these instruments are as follows:

| | Maturity | Interest Rate | Estimated Fair Value | Carrying Value |
|---|---|---|---|---|
| | | | $ | $ |
| Senior note receivable | October 6, 2015 | Greater of 7.4% or prime plus 1%, up to a maximum of 9.4% per annum | **85** | **80** |
| Subordinated note receivable | October 6, 2015 | 6.5% | **203** | **197** |
| | | | **288** | **277** |

Estimated fair value is calculated based on net present value of cash flows.

Subject to the terms of the senior note agreement, the borrower shall pay a percentage of its net income on an annual basis to the Company as payment of the unpaid principal of the senior note.

## 7. Notes receivable (continued)

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the borrower's indebtedness.

## 8. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following:

| | $ |
|---|---|
| Leasehold improvements | **4,498** |
| Furniture and fixtures | **1,034** |
| Computer software | **27** |
| Other | **126** |
| | **5,685** |
| Accumulated depreciation | **(5,470)** |
| | **215** |

## 9. Income taxes

The Company files its federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Pursuant to the US percentage ownership requirement for consolidated entities, the consolidated federal income tax return does not include the Company's subsidiaries, USA Ltd. and USA Corp. Similarly the Company is included in the consolidated state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in the consolidated financial statement using a blended statutory income tax rate based on separate entity results.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

(In thousands of U.S. dollars)

## 9. Income taxes (continued)

The Company implemented FASB (ASC) ASC40, *Income Taxes* (which formally incorporates FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in the consolidated financial statement, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (1) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (2) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

As at October 31, 2013, the balance of the Company's UTBs was nil, which was unchanged since October 31, 2012. It is difficult to project how UTBs will change over the next period.

## 10. Commitments, guarantees and contingencies

*Commitments*

(a) Operating Leases

As of October 31, 2013, the Company is committed under operating leases for office facilities. The Company's future commitments are summarized below by period of expiration.

| Year ending October 31 | $ |
|---|---|
| 2014 | 3,265 |
| 2015 | 1,877 |
| 2016 | 2,071 |
| 2017 | 1,785 |
| 2018 | 1,785 |
| 2019 and thereafter | 2,380 |
| Total minimum lease payments | 13,163 |

The Company has segregated $885 in a bank account to fully collaterize its obligations under one of its operating leases. The deposit is included in prepaid and other assets in the consolidated statement of financial condition as of October 31, 2013.

**(In thousands of U.S. dollars)**

## 10. Commitments, guarantees and contingencies (continued)

*Commitments (continued)*

(a) Operating Leases (continued)

In accordance with FASB (ASC) ASC20, Exit or Disposal Cost Obligations, the Company determined in prior fiscal years that a significant portion of the future economic benefits associated with operating leases to which it is committed for two of its office premises were permanently lost due to the discontinuance of operations at those offices' locations. As of October 31, 2013, there remains a provision of $2,046 for costs that will continue to be incurred during the remaining terms of these office lease contracts. This provision is included in accrued expenses and other liabilities in the consolidated statement of financial condition as of October 31, 2013. This provision represents an estimate and actual costs could differ from this estimate. The office lease contracts are not cancellable and end in August 2014 and March 2016.

(b) Investment in a private equity fund

The Company holds a capital interest in a private equity fund. As of October 31, 2013, the Company has an unpaid capital commitment of $2,448 in this fund.

*Guarantees*

Under a risk participation agreement, the Company guarantees borrowings made by a third party under a revolving credit facility up to a maximum of $153.

*Contingencies*

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated financial statement.

## 11. Stockholder's equity

| | In U.S. dollars |
|---|---|
| Common stock, par value $0.01 per share | |
| 3,000 shares authorized | |
| 1,000 shares issued and outstanding | **10** |
| Additional paid-in capital | **456,094,089** |
| Accumulated deficit | **(43,269,083)** |
| Non-controlling interest | **11,855,481** |
| Preferred capital shares issued by USA Corp. | **12,405,823** |
| | **437,086,320** |

(In thousands of U.S. dollars)

## 12. Net capital requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2013, the Company had net capital, as defined, of $306,159, which was $305,909 in excess of its minimum net capital of $250.

## 13. Subsequent events

In preparing the accompanying consolidated financial statement, management has reviewed events that occurred after October 31, 2013, through the date of issuance of this consolidated financial statement on December 18, 2013. During this period, the Company did not have any material events that are required to be disclosed in the consolidated financial statement.

# Supplemental Report on Internal Control
# Required by SEC Rule 17a-5

Deloitte.

Deloitte LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

# Supplemental Report on Internal Control Required by SEC Rule 17a-5

Board of Directors and Stockholders of
National Bank of Canada Financial Inc.

In planning and performing our audit of the consolidated financial statements of National Bank of Canada Financial Inc. (the "Company") as of and for the year ended October 31, 2013 (on which we issued our report dated December 18, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934*, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte LLP [1]

December 18, 2013

[1] CPA auditor, CA, public accountancy permit No. A104630